DAVID M. LOEV, ATTORNEY AT LAW
                         2777 ALLEN PARKWAY, SUITE 1000
                               HOUSTON, TX 77019
                            TELEPHONE (713) 524-4110
                            FACSIMILE (713) 524-4122

                                 March 1, 2006


Edward M Kelly, Esq.                                      VIA  FEDEX
Division of Corporate Finance                             ----------
United States Securities and Exchange Commission         AND VIA EDGAR
Mail Stop 7010                                           -------------
100 F. Street, N.E.
Washington, D.C. 20549
Phone: (202) 551-3728

RE:     Allmarine Consultants Corporation
        Pre-effective Amendment No. 1 to Registration Statement on Form SB-2 Filed February 3, 2006
        File No. 333-130492

Dear Mr. Kelly:

     We have enclosed three red-lined copies of the amended registration statement for your review. In response to your comment letter dated February 14, 2006, Allmarine Consultants Corporation (the "Company," "we," "us") has the following responses:

1) We have revised our disclosure throughout the Registration Statement to include where applicable a discussion of our current operations versus our planned operations. As such, we have added future tense language throughout the Registration Statement including words such as "plans," "will," etc., when discussing our operations.

2)   We have filed "Amendment No. 1 to Marketing Agreement" (the "Amendment") as
     Exhibit 10.2 to the Registration Statement, which Amendment includes provisions whereby we are authorized to outsource/refer services through Philtex and pay Philtex additional fees based on its cost of work performed, on a sale by sale basis. Additionally, we have provided a description of the Amendment under the heading "Marketing Agreement" under "Description of Business."

3) The Amendment also revises the Marketing Agreement to include the list of services provided which is attached to the Amendment as Exhibit 1, as Exhibit A to the Marketing Agreement. After such Amendment, we believe the Marketing Agreement and the Amendment make clear that products and services which we are able to market through our relationship with Philtex.

SUMMARY  FINANCIAL  DATA
------------------------

4) We have revised our previous disclosure of the number of issued and outstanding shares in our summary financial data section to be consistent with the number outstanding on our Balance Sheet, 9,950,000 shares.

RISK  FACTORS
-------------

5) We have updated our disclosure throughout the Registration Statement to clarify that we can continue our business operations for six to eight months if no additional financing is raised.

DESCRIPTION  OF  BUSINESS
-------------------------

6)   Please  see  our  response  to  comment  (1)  above.

7) We have clarified our discussion of our planned operations both under our "Description of Business" section and under "Plan of Operations" under MD&A. The discussion of our planned operations from our "Plan of Operations" section of MD&A now reads:

               "We currently plan to outsource (i.e. refer out the work to Philtex, for it to complete) all of our services to Philtex, with whom we have a Marketing Agreement (as described above); however; the Marketing Agreement may be terminated by either party at any time, with or without cause, upon written notice to the other party. If Philtex was to stop providing us with outsourcing services, we could be forced to curtail or abandon our business operations.

               We currently have limited operations which include working to establish contacts and solicit business. We have been promoting and marketing our services since the effective date of the Marketing Agreement with Philtex, however, we have not generated any revenues, and have not performed any services under the Marketing Agreement and have no clients as of the date of this Prospectus. We believe that it takes time for any new company with limited experience, which is offering services in a new industry, such as the Marine Services industry, to gain acceptance in the industry and generate relationships and eventually revenues. As such, we anticipate beginning to generate revenues and outsource the majority of our operations through Philtex in approximately the 2nd quarter of 2006. We plan to pay Philtex additional fees in connection with their outsourcing of certain work on a sale by sale basis (as described above under "Marketing Agreement"). We anticipate retaining approximately 50% of the total revenues from any sale which we outsource through Philtex which percentage may be greater or less depending upon our negotiations with Philtex. We anticipate the average cost of each sale, including registry services, insurance brokering and surveying to be approximately $20,000 to $25,000. In approximately six (6) to twelve (12) months, we hope to offer services separate from Philtex, at which time we will no longer need to outsource work though Philtex and will receive 90% of the revenues received through such sales pursuant to the Marketing Agreement.

               Additionally, we have plans to generate revenues separate from Philtex, in approximately the 3rd or 4th quarter of 2007, if we are able to add clients and contracts, and raise additional capital subsequent to the effectiveness of this Registration Statement to operate separate from Philtex, of which there is no assurance, at which time we plan to terminate the Marketing Agreement pursuant to the termination provisions of the Marketing Agreement (described above under "Marketing Agreement")."

8) Please see our response to comment (2) above regarding our Amendment No. 1 to Marketing Agreement, and our updated description of the Marketing Agreement, which we believe addresses your comments regarding the shift in work between us and Philtex. Additionally, please see our updated "Plan of Operations" language under response (7) above regarding the steps we must take to offer services without the help/guidance of Philtex.

PLAN  OF  OPERATIONS
--------------------

9) We have revised the "Plan of Operations" section to clarify that the Company has not performed any services under the marketing agreement and has no clients.

10) We have revised the Registration Statement to include a description of the operations which we believe we can fund for the next six to eight months, and what we meant by "promoting and marketing our services. Additionally, we have added disclosure regarding the fact that we have not generated any revenues from those efforts. Furthermore, please see the updated language from our "Plan of Operations" section regarding the steps we will need to take to offer services separate from Philtex in the future and the anticipated timing of such steps.

LIQUIDITY  AND  CAPITAL  RESOURCES
----------------------------------

11) We have revised our disclosure to clarify that we had $23,350 of cash flows from financing activities for the six months ended November 30, 2005.

RECENT  SALES  OF  UNREGISTERED  SECURITIES
-------------------------------------------

12) We have revised our disclosure to include the services provided by the four persons to whom we issued securities on May 24, 2005.

13) We have revised our disclosure to specifically state which of the purchasers were accredited and which were sophisticated. Additionally, as disclosed in under the description of the issuances, those four individuals had access to information that would be included in a registration statement.

EXHIBITS
--------

14) We have included an exhibit index immediately after the signatures of our officers and directors and immediately before the exhibits as you have requested.


                   Very  truly  yours,

                   /s/  John  S.  Gillies
                   --------------------------
                   Associate
                   DAVID  M.  LOEV,  ATTORNEY  AT  LAW

                     CERTIFICATE OF CHIEF EXECUTIVE OFFICER


     I, Michael Chavez, as Chief Executive Officer of Allmarine Consultants Corporation (the "Company"), certify and acknowledge that:

     o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     o the Company may not assert staff comments and the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



                         ALLMARINE  CONSULTANTS  CORPORATION
                         -----------------------------------


                         /s/ Michael Chavez
                         -----------------------------------
                         MICHAEL  CHAVEZ,
                         CHIEF  EXECUTIVE  OFFICER
                         DATE March 1, 2006
                             ---------------------

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